Exhibit 99.1

China Hydroelectric Corporation Requests that Shareholders Ignore Proxy
Materials Sent by a Minority Shareholder Group

Company Announces Date for Annual General Meeting and Extraordinary General Meeting of Shareholders

NEW YORK, September 6, 2012 /PRNewswire-Asia-FirstCall/—The Board of Directors of China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (the “PRC”), today announced that it has called an Annual General Meeting of Shareholders (which will also serve as an Extraordinary General Meeting of Shareholders) for October 19, 2012. The record date for shareholders entitled to vote at that meeting is September 17, 2012.

As previously disclosed, a group of share`holders (the “Minority Group”) of the Company have sought to call their own extraordinary general meeting on September 28, 2012 and have sought to set a record date for that meeting of August 29, 2012. At their proposed September 28th Meeting, the Minority Group will attempt to acquire control of the Company by seeking to replace all members of the Board not located in the PRC with their own nominees, as well as removing the senior executives and founders of the Company. Among other things, for shareholders, this raises a concern that the Minority Group is attempting to take advantage of the Company’s currently low stock price in order to take control of the Company without paying a control premium or even putting forth an alternative or coherent plan for the operations of the Company moving forward. The Company’s Board of Directors is concerned that the Minority Group’s proposal will lead to meaningful value destruction for shareholders. The Board also notes that in their notice of meeting sent to shareholders, the Minority Group has included two existing directors of the Company, Dr. You-Su Lin and Dr. Yong Cao, as part of their proposed board. The Board has been advised that Dr. Lin and Dr. Cao would not be prepared to remain as directors of the Company if the new directors are elected as proposed by the Minority Group. This would leave the Company with no continuing directors, no senior management, no operating expertise and no plan going forward.

The Board is of the view that these efforts by the Minority Group are not in the best interest of shareholders. The Board believes that it is appropriate for all shareholders to be provided with an opportunity to consider and vote on the election of directors of the Company based upon full and complete information. However, in seeking to set the record date for their proposed meeting, the Minority Group has failed to comply with the Listed Company Manual of the New York Stock Exchange (“NYSE”), which requires 10 days advance notice of the setting of the record date. The Board is very concerned that this will create confusion, uncertainty and result in the disenfranchisement of a meaningful number of shareholders. Further, in light of these requirements of the NYSE, the Board considers that the extraordinary special meeting being sought by the Minority Group must be called through or by the Board, with the Board giving due regard to (i) the rights of members holding at least one-third of the shares of the Company and (ii) the NYSE Listed Company Manual.

Accordingly, the Board has resolved to call the Annual General Meeting of the Company (which last year was held on October 31st) and an extraordinary general meeting of the Company on the earliest date on which a record date can be validly set and notices provided in accordance with applicable laws, rules, regulations and contractual obligations to which the Company is subject, including those of the NYSE. That date is October 19th. The Minority Group has provided no explanation as to why holding a meeting on October 19th (a mere 21 days following the Minority Group’s proposed date of September 28th) is not acceptable to them.

While the Minority Group asserts that they have attempted to avoid this public exchange by inviting a dialogue with the Board, no meaningful contact was made by the Minority Group prior to their public call for their proposed September 28th meeting. The Board welcomes such a dialogue and has been and remains willing to engage in discussions with the Minority Group regarding any concerns or issues they may have with respect to the Company, its business and management, as well as to ensure that the Company’s Annual General Meeting and Extraordinary General Meeting is held in a manner that allows shareholders to properly propose and consider the appointment of directors.

In light of the foregoing, the Board considers that the Notice of EGM sent to shareholders on August 30, 2012 by the Minority Group is invalid and that any resolutions purportedly passed at the meeting on September 28, 2012 will be of no effect. Further, the Board requests that shareholders ignore and discard any proxies or solicitation materials they may receive from the Minority Group for a September 28th meeting. The Company (and, if they so choose, the Minority Group) will be providing proxy cards and solicitation materials for the October 19th meeting in the near term.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment.

The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China , and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us